

October 23, 2023

Carol Tomé
Chief Executive Officer
United Parcel Service, Inc.
55 Glenlake Parkway, N.E.
Atlanta, GA 30328

      Re: United Parcel Service, Inc.
            Definitive Proxy Statement on Schedule 14A
            Filed March 20, 2023
            File No. 001-15451

Dear Carol Tomé:

      We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

Definitive Proxy Statement on Schedule 14A filed March 20, 2023

Pay versus Performance, page 63

1.   We note that you have included Adjusted Operating Profit, a non-GAAP measure, as your Company-Selected Measure pursuant to Regulation S-K Item 402(v)(2)(vi). Please provide disclosure showing how this number is calculated from your audited financial statements, as required by Regulation S-K Item 402(v)(2)(vi). Incorporation by reference to a separate filing will not satisfy this disclosure requirement.

2.   Refer to the tables titled "CEO Equity Component of CAP" and "Average Other NEOs Equity Component of CAP." In is unclear what amounts are reflected in the columns titled "Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year." Specifically, equity awards granted in prior years that vest during the relevant year should be valued as the difference between the fair value as of the end of the prior fiscal year and the vesting date, and not a "year over year" change in value. Please ensure that your table headings reflect accurately the amounts used to calculate compensation actually paid. Refer to Item 402(v)(2)(iii)(C)(1)(iv) of Regulation S-K.

Please contact Alyssa Wall at 202-551-8106 or Amanda Ravitz at 202-551-3412 with any other questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program